SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For February, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MINUTES OF THE 29th MEETING OF THE ELIGIBILITY AND ADVISORY COMMITTEE OF

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

The 29th meeting of the Eligibility and Advisory Committee of Companhia de Saneamento Básico do Estado de São Paulo – SABESP was held on January 23, 2023, at 10:00 a.m. Agenda: Analysis of appointees for the Executive Board of Companhia de Saneamento Básico do Estado de São Paulo.

The members of the Company’s Eligibility and Advisory Committee, in response to CODEC Official Letter 021 of January 20, 2022, regarding the content of the email (mmartins@sabesp.com.br), dated January 01, 2023, 4:17 p.m. (page 2015 of SIMA digital process 015656/2020-91) and based on the statements signed in the Registration Form, established by CODEC Resolution 03/2018, as well as in the other documents submitted by the appointees to the Technology, Enterprise, and Environment Officer, Mr. Bruno Magalhães D’Abadia, Regional Systems Officer, Mr. Roberval Tavares de Souza, and the Metropolitan Officer, Mrs. Paula Alessandra Bonin Costa Violante, confirm that the nomination process complies with Federal Law 13,303/2016, Federal Law 6,404/1976, State Decree 62,349/2016, the Company's Bylaws, the Company's Nomination Policy, and CODEC Resolution 03/2018. Said proofs of the appointees will be filed at the Company’s headquarters. There being no other business to address, the meeting was adjourned for the drawing up of these minutes, which were read, found to be in compliance, and digitally signed by the members.

CARLA ALMEIDA

FÁBIO AURÉLIO AGUILERA MENDES

PAULA CRISTINA NASSSIF ELIAS DE LIMA

1

Appointee: BRUNO MAGALHÃES D’ABADIA

Individual Taxpayer’s ID (CPF): 010.134.721-95

Position: Technology, Enterprise, and Environment Officer

Evaluation Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

A statement signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee affirms that the nomination of Mr. BRUNO MAGALHÃES D’ABADIA complies with Federal Laws 13.303/2016 and 6.404/1976, and State Decree 62.349/2016.

2

Appointee: ROBERVAL TAVARES DE SOUZA

Individual Taxpayer’s ID (CPF): 108.543.688-84

Position: Regional Systems Officer

Evaluation Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

A statement signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee confirms that the nomination of Mr. ROBERVAL TAVARES DE SOUZA complies with Federal Laws 13,303/2016 and 6,404/1976, and State Decree 62,349/2016.

3

Appointee: PAULA ALESSANDRA BONIN COSTA VIOLANTE

Individual Taxpayer’s ID (CPF): 123.655.758-11

Position: Metropolitan Officer

Evaluation Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

A statement signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

The answers to items C.2 and C.3 of the Registration Form were not considered in the Committee's analysis since these items do not correspond to the position to be held by the appointee.

After analyzing the Registration Form and the documents presented, this Committee confirms that the nomination of Mrs. PAULA ALESSANDRA BONIN COSTA VIOLANTE complies with Federal Laws 13,303/2016 and 6,404/1976, and State Decree 62,349/2016.

This is a free English translation of the minutes drawn up in the book of Minutes of Meetings of the Eligibility and Advisory Committee.

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: February 8, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.